Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

NOTICE OF THE CONVOCATION OF THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
• Supplementary Information (1)
BUSINESS REPORT
1. Business Conditions
2. Outline of TDK Group and the Company

• Supplementary Information (2)
CONSOLIDATED BALANCE SHEET

• Supplementary Information (3)
CONSOLIDATED STATEMENT OF INCOME

• Supplementary Information (4)
INDEPENDENT AUDITORS’ REPORT FOR CONSOLIDATED FINANCIAL STATEMENTS

• Supplementary Information (5)
AUDIT REPORT FOR CONSOLIDATED FINANCIAL STATEMENTS

• Supplementary Information (6)
NON-CONSOLIDATED BALANCE SHEET

• Supplementary Information (7)
NON-CONSOLIDATED STATEMENT OF INCOME

• Supplementary Information (8)
PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

• Supplementary Information (9)
INDEPENDENT AUDITORS’ REPORT

• Supplementary Information (10)
AUDIT REPORT

Reference Documents Concerning the Exercise of Voting Rights

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
June 2, 2006
BY:	/s/ Noboru Hara
Noboru Hara
General Manager General Affairs Department Administration Group

[Translation]
NOTICE OF THE CONVOCATION
OF
THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice:
This is a translation from Japanese language of a notice distributed to shareholders in Japan. The translation is prepared solely for the convenience of foreign shareholders. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

TDK Corporation
Tokyo, Japan

[Translation]
Securities Code No. 6762
To: Shareholders
June 2, 2006
TDK Corporation (the “Company”)
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo
Hajime Sawabe
President and CEO
NOTICE OF CONVOCATION OF
THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Sirs:
     You are hereby notified that the 110th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.
     When you attend the meeting in person, please submit the voting right exercise form enclosed herewith to the receptionist at the place of the meeting. In the event that you are unable to attend the aforesaid meeting, please study the reference documents below and indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items on the agenda, since you may exercise your voting right by written form by returning the form to the Company after affixing your seal impression.
Particulars

1.	Date and Time:	10:00 a.m. on June 29, 2006 (Thursday)

2.	Place of the Meeting:	Technical Center of the Company, 9th Floor 15-7, Higashi-Ohwada 2-chome, Ichikawa-shi, Chiba Prefecture

3.	Purposes of the Meeting:

Matters to be Reported:

	1.	Report on the Business Report, Non-Consolidated Balance Sheet and Non-consolidated Statement of Income for the 110th Fiscal Year (from April 1, 2005 to March 31, 2006);
	2.	Report on the Consolidated Balance Sheet and Consolidated Statement of Income, and Report on the Results of Audit for Consolidated Financial Statements for the 110th Fiscal Year by Accounting Auditors and Board of Corporate Auditors (from April 1, 2005 to March 31, 2006).

Matters to be Resolved:

First Item:	Approval of Proposal for Appropriation of Retained Earnings for the 110th Fiscal Year
Second Item:	Partial Amendments to Articles of Incorporation The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights” (from Page 38 to page 49)
Third Item:	Decision of the Amounts and Details of Remuneration to Directors as the Means of Stock Option Scheme
The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights”
(from Page 49 to page 50)

Fourth Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan
The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights”
(from Page 50 to page 53)

Fifth Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights” (from Page 53 to page 55)
Sixth Item:	Election of seven (7) Directors
- End -

(Documents Attached to the Notice of Convocation
of the Ordinary General Meeting of Shareholders)
Supplementary Information (1)
BUSINESS REPORT

[From: April 1, 2005      To: March 31, 2006]
1. Business Conditions
(1) Business Conditions and Results of TDK Group
Looking at economies in Japan and overseas during the year ended March 31, 2006, the U.S. economy generally expanded on the back of growth drivers such as capital expenditures against a backdrop of a high level of housing starts, rising facility capacity utilization, and abundant corporate finances. These growth drivers absorbed the effects of soaring crude oil prices and other factors that dampened economic growth. Although there were differences in growth rates in individual countries, the European economy staged a moderate economic recovery as a whole despite a temporary slowdown in the growth rate. In China, the economic growth rate remained high, spurred by investment. In Japan, meanwhile, the economy broke out of a prolonged deflationary cycle and in March 2006 the Bank of Japan moved to end its quantitative easing policy initiated in 2001. Higher corporate earnings fueled an increase in personal income, which offset increases in various areas of household expenses, as the economy clearly entered a recovery cycle.
In the electronics industry, growth in demand for mobile phones and PCs was healthy and exceeded initial expectations. Demand for digital home appliances also grew, supported by demand for flat-screen TVs, portable digital music players and other products. Higher demand for these products, along with the beneficial effects of an increase in the number of components used in them, resulted in higher demand for the TDK Group’s electronic components.
In this business environment, TDK continued to implement profit structure reforms, centered on the recording media segment. At the same time, substantial investments were made to drive growth. TDK ramped up production capacity of multilayer chip capacitors and other products, acquired the Lambda Power Division to strengthen its power supply business and took other actions.
TDK posted consolidated net sales of ¥795,180 million (U.S.$6,796,410 thousand), up 20.9% from ¥657,853 million. Operating income rose 1.2% from ¥59,830 million to ¥60,523 million (U.S.$517,291 thousand). Income from continuing operations before income taxes increased 8.9% from ¥60,728 million to ¥66,103 million (U.S.$564,983 thousand). Net income rose 32.4% from ¥33,300 million to ¥44,101 million (U.S.$376,932 thousand). Basic net income per common share was ¥333.50 (U.S.$2.85), up from ¥251.71.
On a parent-company basis, net sales increased 1.9% from ¥328,452 million to ¥334,817 million (U.S.$2,861,683 thousand). Operating income increased 46.0% from ¥8,653 million to ¥12,635 million (U.S.$107,991 thousand). Current income increased 5.9% from ¥30,550 million to ¥32,350 million (U.S.$276,495 thousand). Net income decreased 22.0% from ¥39,513 million to ¥30,825 million (U.S.$263,461 thousand). Net income per common share was ¥232.30 (U.S.$1.98), compared with ¥297.93 a year earlier.
(2) Segment Information of TDK Group
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment.

[Electronic Materials and Components Segment]
This segment is made up of four product sectors:  electronic materials, ‚ electronic devices, ƒ recording devices, and „ other electronic components. Segment net sales climbed 26.1% from ¥545,214 million to ¥687,750 million (U.S.$5,878,205 thousand).
Sector results were as follows.
 Electronic Materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets. Sales in the electronic materials sector rose 3.4% from ¥174,800 million to ¥180,766 million.
(Capacitors)
Sales increased marginally year on year, as the impact on sales of sluggish demand in the communications market and falling prices was offset by higher sales to the car electronics market. A weaker yen also supported sales.
(Ferrite cores and magnets) Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores were largely unchanged, as higher sales from increasing demand for power supply cores was negated by lower sales of cores used in CRT TVs. Ferrite magnet sales were also largely unchanged, with lower demand stemming from customer inventory cutbacks offset by higher sales of products to the car electronics market. Sales of rare-earth magnets rose on increasing HDD demand.
‚ Electronic Devices
This sector has three product categories: inductive devices, high-frequency components and other products. Sales in the electronic devices sector rose 32.9% from ¥116,387 million to ¥154,680 million. This growth was mainly due to the inclusion for the first time of the operating results of the Lambda Power Division in the second half of the past fiscal year. The Lambda Power Division was acquired by TDK from U.K.-based Invensys plc. on October 1, 2005. However, even excluding these sales, existing businesses in this sector posted year-on-year growth.
(Inductive devices) Sales of inductive devices increased mainly due to growth in sales of power line coils for use in mobile phones and HDDs, and in sales of products for use in car electronics.
(High-frequency components) Sales of high-frequency components were down year on year. While sales of wireless LAN components rose, total category sales were brought down by further declines in sales prices of some components for mobile phones.
(Other products) Sales of other products rose year on year. The main factors were growth in sales of DC-AC inverters for use in LCD panels and of sensors and actuators for HDDs and mobile phones.
ƒ Recording Devices
This sector has two product categories: HDD heads and other heads.
Sector sales rose 34.7% from ¥234,578 million to ¥315,928 million.
[HDD heads] Sales increased year on year. Amid rising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales.
[Other heads] Sales of other heads declined due to inventory reductions of optical pickups.
„ Other Electronic Components
This sector includes all other products in the electronic materials and components segment not included in the three sectors above. The main products are organic EL displays, anechoic chambers* and manufacturing equipment. Sector sales surged 87.0% from ¥19,449 million to ¥36,376 million due to higher sales of anechoic chambers and sales growth in new businesses.

*These chambers block external electromagnetic radiation to permit the measurement of electromagnetic noise.
[Recording Media Segment]
This segment has three product categories: audiotapes and videotapes, optical media and other products. Segment sales declined 4.6% from ¥112,639 million to ¥107,430 million.
(Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.
(Optical media) Sales of optical media increased year on year. CD-R demand has peaked and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand.
(Other products) Sales of other products decreased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment & accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.
*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the U.S., other countries or both.
Sales by product sector were as follows:
[Consolidated]

		(¥ millions)
Segment and			Share of	YoY
Products Sector	Main Applications	Amount	Sales	Change
Electronic materials and components		687,750	86.5%	26.1%
Electronic materials	AV, office, communications and other types of equipment; automobiles, etc.	180,766	22.7	3.4
Electronic devices	AV, office, communications and other types of equipment; automobiles, etc.	154,680	19.5	32.9
Recording devices	PCs and PC peripherals, etc.	315,928	39.7	34.7
Other electronic components	Office equipment, communications equipment, etc.	36,376	4.6	87.0
Recording media	Entertainment, data storage, professional broadcasting, etc.	107,430	13.5	(4.6)

Total		795,180	100.0	20.9

Incl. overseas sales		621,522	78.2	31.2

[Non-Consolidated]

		(¥ millions)
Segment and			Share of	YoY
Products Sector	Main Applications	Amount	Sales	Change
Electronic materials and components		295,891	88.4%	3.9%
Electronic materials	AV, office, communications and other types of equipment; automobiles, etc.	142,370	42.6	2.2
Electronic devices	AV, office, communications and other types of equipment; automobiles, etc.	94,911	28.3	8.2
Recording devices	PCs and PC peripherals, etc.	34,570	10.3	(3.5)
Other electronic components	Office equipment, communications equipment, etc.	24,038	7.2	9.7
Recording media	Entertainment, data storage, professional broadcasting, etc.	38,926	11.6	(10.8)

Total		334,817	100.0	1.9

Incl. export sales		204,178	61.0	5.7

Notes:

1.	Consolidated amounts less than ¥0.5 million have been rounded downward and amounts not less than ¥0.5 million have been rounded upward.

2.	Non-consolidated amounts less than ¥1 million have been rounded downward.

3.	In the fiscal year under review, “Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media,” respectively.
(3) Capital Expenditures and Fund Procurement of TDK Group
Consolidated capital expenditures were ¥73,911 million, the result of substantial investments in fields TDK regards as strategically important for growth.
In the electronic materials and components segment, capital expenditures totaled ¥71,070 million. The bulk of the capital expenditures were for facilities to develop and produce HDD heads with higher areal density and for facilities to increase production and rationalize operations for multilayer chip capacitors. In the recording media segment, capital expenditures totaled ¥2,841 million, mainly for facilities to increase production of LTO-standard tapes.
In the past fiscal year, TDK acquired the Lambda Power Division for approximately ¥26.0 billion to strengthen its power supply business, and invested approximately ¥10.7 billion to acquire a battery production and sales company in Asia.
Funds for these capital expenditures were provided by cash on hand.

(4) Operating Results and Financial Position of TDK Group and the Company
[Consolidated Results]

Term	(¥ millions)
	107th	108th	109th	110th
	(Apr. 1, 2002 to	(Apr. 1, 2003 to	(Apr. 1, 2004 to	(Apr. 1, 2005 to
Item	Mar. 31, 2003)	Mar. 31, 2004)	Mar. 31, 2005)	Mar. 31, 2006)
Net sales	604,865	655,792	657,853	795,180
Net income	12,019	42,101	33,300	44,101
Basic net income per common share (¥)	90.56	317.80	251.71	333.50
Stockholders’ equity	553,885	576,219	639,067	702,419

Total assets	747,337	770,319	808,001	923,503

[Non-Consolidated Results]

Term	(¥ millions)
	107th	108th	109th	110th
	(Apr. 1, 2002 to	(Apr. 1, 2003 to	(Apr. 1, 2004 to	(Apr. 1, 2005 to
Item	Mar. 31, 2003)	Mar. 31, 2004)	Mar. 31, 2005)	Mar. 31, 2006)
Net sales	320,697	316,050	328,452	334,817
Net income	133	4,458	39,513	30,825
Net income per common share (¥)	0.53	32.87	297.93	232.30
Stockholders’ equity	419,241	415,878	447,480	468,597
Total assets	509,561	526,143	538,877	561,070

(Notes)

1.	Consolidated amounts less than ¥0.5 million have been rounded downward and amounts not less than ¥0.5 million have been rounded upward.

2.	Non-consolidated amounts less than ¥1 million have been rounded downward.

3.
Net income and basic net income per common share in the consolidated income statement and stockholders’ equity and total assets in the consolidated balance sheet for the 109th term have been restated due to corrections to consolidated results on July 15, 2005. These corrections resulted from correction notices received from the Tokyo Regional Taxation Bureau on June 29, 2005 based on the transfer pricing taxation system.

4.
Consolidated net sales for the 107th and 108th terms have been restated in relation to operations that were classified as discontinued operations in the 109th term in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

5.
Consolidated basic net income per common share and non-consolidated net income per common share are computed based on the weighted average number of shares of common stock outstanding during the period.

6.	Net income per common share is computed after deducting treasury stock.
In the 107th term, sales and earnings increased on both a consolidated and non-consolidated basis due to higher demand for electronic components and a higher return on assets.
In the 108th term, sales and earnings increased on a consolidated basis due to strong performances in the recording devices sector and other areas. However, sales fell while earnings increased on a non-consolidated basis due to a change in the form of transactions with business partners and other factors.

In the 109th term, on a consolidated basis, sales rose on the back of strong sales in all sectors of the electronic materials and components segment, but earnings declined due to the impact of correction notices based on the transfer pricing taxation system. On a non-consolidated basis, both sales and earnings rose due to a gain on the transfer to the Japanese government of the substitutional portion of the Employees’ Pension Fund in addition to strong performances in all sectors of the electronic materials and components segment, as per the consolidated basis.
For results for the 110th term, please refer to the foregoing “(1) Business Conditions and Results of TDK Group” and “(3) Capital Expenditures and Fund Procurement of TDK Group.”
(5) Key Issues for TDK Group
While the world economy is expected to continue growing for the medium-term, it is in unstable conditions for the short-term, largely influenced by the U.S., where the economy continues to grow despite the backdrop of a burdensome current account deficit, and China, which continues to implement a high-growth policy. Among these risk factors are the specter of inflation caused by persistently high crude oil prices and raw materials costs, trade imbalances among major countries and volatile foreign exchange rates.
Under these economic circumstances, from a medium-term perspective, the electronics industry is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and advances in portable devices; and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for electronics components. The TDK Group believes that this expansion will create a large number of opportunities for its electronic components business and potential for growth.
Accordingly, under these conditions, the TDK Group’s main theme is to quickly realize and maximize this growth potential. In the electronics industry, which is defined by the breathtaking speed of technological innovation, a fast response is constantly required by the TDK Group’s electronic components business. Timely and appropriate levels of investment and conversion of the business structure are constant, important and essential elements. The TDK Group has continuously reformed and improved the structure of its businesses. In the past fiscal year, TDK made two corporate acquisitions, ramped up production capacity to respond to growing demand for components, and scrapped and built production facilities in order to keep its product lineup up to date. TDK believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive. Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. And to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, TDK will refine its core technologies (materials, process, and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
TDK will unite as a company to take up the challenge of executing the following initiatives in the year ending March 31, 2007.
1. Strengthen and bolster human resources
Corporate growth is unattainable if employees don’t also grow. TDK will revamp its approaches with respect to recruitment activities, personnel training programs, roles of individuals and organizations, and communication between functions, so as to enhance the level of individuals. The sum of these efforts will translate into corporate growth.

2. Create three high-profit pillars
The TDK Group has three main businesses that support its operating results: magnetic heads for HDDs, ceramic chip capacitors and inductive devices. One of TDK’s goals is to make these three businesses an even more dependable source of earnings that supports the TDK Group’s operating results. At the same time, TDK will steadily solidify the business base so as to create other core earnings streams alongside these businesses, keeping a close eye on future developments. TDK’s overarching goal with these actions is to strengthen its operating base.
3. Become more customer-centric and build a stronger operating base
To address these issues, TDK has set concrete targets for the following items and is taking measures toward achieving its goals.
(1) Step up the pace of development
(2) Strengthen manufacturing capabilities (monozukuri)
(3) Establish a true supply chain management (SCM) framework
(4) Pursue rationalization through the prioritization of resources
(5) Take many actions to optimize the group’s operations as a whole
TDK’s founding spirit is expressed as “Contribute to culture and industry through creativity.” To thoroughly convey the value of the TDK Group’s existence to society, everyone at TDK is united in a determination to address these issues and achieve growth. At the same time, to remain an exciting company, TDK will muster its collective strengths to grow and develop.
Besides strengthening its business in this way, TDK also recognizes the fulfillment of its corporate social responsibility (CSR) as an important management theme. TDK is therefore reaffirming the importance of coexisting with society as a responsible corporate citizen by conducting environmental activities and its own social activities based on two key corporate philosophies: “Creativity” and “Culture.” Furthermore, TDK will ensure that everyone in the organization is fully conversant with the TDK Code of Ethics, which stipulates concrete standards and guidelines for compliance with all laws, regulations and social norms, as it strengthens corporate governance.
TDK believes that enhancing corporate governance is vital to improving the legal compliance, transparency and soundness of management. Underscoring this stance, TDK has put in place the following management systems.
(1)
To strengthen the role of the Board of Directors and increase accountability, TDK has a small number of directors (seven) and there is one outside director, who has no conflicts of interest with TDK. Furthermore, the term of directors is one year.

(2)	The adoption of the corporate officer system expedites business execution by separating management decision-making and oversight from functions involving business execution.
(3)
TDK has adopted the corporate auditor system as provided for by Corporate Law and, to strengthen the management oversight function, a majority of these corporate auditors (three of the five auditors) are from outside TDK, having no conflicts of interest with the company.

(4)	TDK has established the Business Ethics & CSR Committee, Disclosure Committee and Compensation Advisory Committee as advisory committees to the Board of Directors.
By further upgrading these management systems, TDK will ensure that directors, corporate auditors, corporate officers and all other employees perform their duties in compliance with laws and regulations and the Company’s Articles of Incorporation, as well as ensure the proper conduct of business activities. TDK is thus determined to enhance each of its systems and organizations to manage the company in a way that earns the trust of shareholders and other stakeholders.
As always, TDK requests the continued support and guidance of shareholders.

2. Outline of TDK Group and the Company
(The following sets forth the conditions of TDK Group and the Company as of March 31, 2006 unless otherwise specifically indicated.)
(1) Principal Business
The Company is principally engaged in the manufacture and sale of products of electronic materials and components, as well as recording media. Major products by division are as follows:

Division	Major Products
Electronic materials and components
Electronic materials	ferrite cores, ferrite and rare-earth magnets, multilayer chip capacitors
Electronic devices	high-frequency components, EMC components, piezoelectric products, sensors, inductors, transformers, switching power supplies, DC-DC converters, DC-AC inverters
Recording devices	HDD heads, thermal heads, optical pickups
Other electronic components	organic electroluminescent (EL) display, anechoic chambers, Mechatoronics
Recording media	audiotapes, videotapes, CD-Rs, MDs, DVDs, “BS”/“CS” antenna, tape-based date storage media for computers
(2) Major Business Offices and Plants of TDK Group
(i) Subsidiaries, etc.:

Types of offices	Location
Head Office	13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Business Offices	Sendai, Tokyo, Yokohama, Nagoya, Matsumoto, Osaka, Hiroshima, Matsuyama, Fukuoka
Plants	Chokai Plant (Akita Pref.), Akita Plant (Akita Pref.), Kisakata Plant (Akita Pref.), Inakura Plant (Akita Pref.), Narita Plant (Chiba Pref.), Shizuoka Plant (Shizuoka Pref.), Kofu Plant (Yamanashi Pref.), Chikumagawa Techno Plant (Nagano Pref.) Asama Techno Plant (Nagano Pref.) Mikumagawa Plant (Oita Pref.)
Research & Development	Ichikawa Technical Center (Chiba Pref.) Materials R&D Center (Chiba Pref.)

(ii) Subsidiaries, etc.:

Classification	Name of Company (Location of Headquarters)
Administration and Superintended	TDK U.S.A. Corporation (The State of New York, U.S.A.) TDK Europe S.A. (Bascharage, Luxembourg) TDK China Co., Ltd. (Shanghai, China)
Sales	TDK Electronics Corporation (The State of New York, U.S.A.)
TDK Corporation of America (The State of Illinois, U.S.A.)
TDK Electronics Europe GmbH (Düsseldorf, Germany)
TDK Marketing Europe GmbH (Rattingen, Germany)
TDK Hong Kong Company Limited (Hong Kong, China)
TDK Marketing Corporation (Chiyoda-ku, Tokyo)
Production	Headway Technologies, Inc. (The State of California, U.S.A.)
TDK (Malaysia) Sdn. Bhd. (The State of Negri Sembilan, Malaysia)
TDK Taiwan Corporation (Taipei, Taiwan)
SAE Magnetics (Hong Kong) Limited (Hong Kong, China)
TDK Xiamen Co., Ltd. (Xiamen, China)
TDK-MCC Corporation (Nikaho-shi, Akita Pref.)
Listed subsidiary	Densei-Lambda KK (Shinagawa-ku, Tokyo)
(Note) TDK Marketing Corporation relocated its head office to Bunkyo-ku, Tokyo as of April 10, 2006.
(3) Matters Concerning Shares

(i)	Total Number of Shares:
	Number of Shares Authorized to be Issued by the Company:	480,000,000 shares

	Number of Shares Issued:	133,189,659 shares
(ii)	Number of Shareholders:	26,068 shareholders
(an increase of 2,773 from the end of the preceding fiscal year)
(iii)	State of Stock Acquisition Rights:
     Stock acquisition rights already issued:

		Types and number of
		shares issued upon
	Number of stock	exercise of stock
	acquisition rights	acquisition rights	Issue price
1st stock acquisition rights		Common Stock
(Pursuant to resolution adopted at the General Meeting of Shareholders held on June 27, 2002)	1,057	105,700	Free of charge
2nd stock acquisition rights		Common Stock
(Pursuant to resolution adopted at the General Meeting of Shareholders held on June 27, 2003)	2,055	205,500	Free of charge
3rd stock acquisition rights		Common Stock
(Pursuant to resolution adopted at the General Meeting of Shareholders held on June 29, 2004)	2,333	233,300	Free of charge
4th stock acquisition rights		Common Stock
(Pursuant to resolution adopted at the General Meeting of Shareholders held on June 29, 2005)	906	90,600	Free of charge
Stock acquisition rights as		Common Stock
stock option scheme for stock-linked compensation plan
(Pursuant to resolution adopted at the General Meeting of Shareholders held on June 29, 2005)	246	24,600	Free of charge

(d) Principal Shareholders (ten largest shareholders):

			Investment to the Principal
	Investment to the		Shareholders of the
	Company		Company
	Number of	Percentage of	Number of	Percentage of
Name of shareholder	shares held	shares held	shares held	shares held
	(thousands	(%)	(thousands	(%)
	of shares)		of shares)
The Master Trust Bank of Japan, Ltd. (Trust account)	14,660	11.00	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	11,176	8.39	—	—
Matsushita Electric Industrial Co., Ltd.	6,249	4.69	2,999	0.12
The Chase Manhattan Bank, NA London	3,644	2.73	—	—
State Street Bank and Trust Company 505103	2,173	1.63	—	—
The Sansiao Trading Company, Ltd.	2,150	1.61	—	—
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2,132	1.60	—	—
BNP Paribas Securities (Japan) Ltd.	2,130	1.59	—	—
Calyon DMA OTC	2,052	1.54	—	—
Deutsche Bank AG London 610	1,864	1.39	—	—

Notes:	1.	With respect to the number of shares held and percentage of shares held stated above, any number of shares less than one thousand has been disregarded.

2.
With respect to the investment in 999 shares out of 2,999 shares of Matsushita Electric Industrial Co., Ltd., the Company holds the shares through Mitsui Asset Trust & Banking Co., Ltd., to which the Company has entrusted trust assets. Mitsui Asset Trust & Banking Co., Ltd. is acting as a trustee of the Company, who is a transfer agent of the Company. The Company reserves the right to instruct the exercise of voting rights of the shares held by the Company under the trust deeds.

(4) Acquisition, Disposal and Holding of the Company’s Own Shares

(a) Shares acquired:
Shares of common stock:	118,266 shares
Aggregate amount of acquisition cost	¥955,273,080
(b) Shares disposed:
Shares of common stock:	140,507 shares
Aggregate amount of disposal cost:	¥1,109,145,593
(c) Number of shares held for the fiscal year under review:	922,831 shares of common stock
(5) Matters Concerning Employees
1. Employees of TDK Group:

		Changes from
		preceding fiscal
Business Segment	Number of Employees	year
Electronic materials and components	50,116	17,066 (increased)
Recording media	2,251	342 (decreased)
Corporate	1,556	84 (increased)

TOTAL	53,923	16,808 (increased)

Note:
The increase in the number of employees compared with the previous fiscal year is principally attributable to the net increase in the number of employees of the electronic materials & components segment of the Company, as Lambda Power Group, etc. became subsidiaries of the Company that are included in the scope of new consolidation, and the Company increased the number of employees in order to respond to the increased orders.
2. Employees of the Company:

	Changes from
	preceding fiscal		Average Working
Number of Employees	year	Average Age	Years
5,169	21 (decreased)	40.3	18.3 years

Notes:	1.	The number of employees represents the personnel in office.

	2.	Temporary or part-time employees are not included in the list above.

	3.	Any portion of the average age or average working years is presented by rounding down the two places of decimals.
(6) Matters Concerning Principal Business Combination
1. Matters Concerning Principal Subsidiaries:

		Percentage of
		Voting Rights held	Outline of
Name of companies	Common Stock	by the Company	Principal Business
TDK U.S.A. Corporation (U.S.A.)	US$459,550 thousand	100.0%	Management and supervision of U.S. subsidiaries
TDK Electronics Corporation (U.S.A.)	US$62,849 thousand	100.0%	Sale of recording media products
TDK Corporation of America (U.S.A.)	US$3,800 thousand	100.0%	Sale of electronic materials & components
TDK Taiwan Corporation (Taiwan)	NT$424,125 thousand	95.4%	Manufacture and sale of electronic materials & components
TDK Hong Kong Company Limited (Hong Kong)	HK$25,500 thousand	100.0%	Manufacture and sale of electronic materials & components
SAE Magnetics (Hong Kong) Limited (Hong Kong)	HK$50 thousand	100.0%	Manufacture and sale of electronic materials & components
TDK Xiamen Co., Ltd. (China)	RMB319,771 thousand	100.0%	Manufacture and sale of electronic materials & components
TDK Electronics Europe GmbH (Germany)	Euro 46,544 thousand	100.0%	Sale of electronic materials & components
TDK Marketing Europe GmbH (Germany)	Euro 20,025 thousand	100.0%	Sale of recording media products
Densei-Lamda KK (Japan)	¥2,947 million	58.1%	Manufacture and sale of electronic materials & components
TDK-MCC Corporation (Japan)	¥1,000 million	100.0%	Manufacture of electronic materials & components
TDK Marketing Corporation (Japan)	¥920 million	100.0%	Sale of recording media products

Notes:	1.	Any portion less than one-tenth of one percent of the percentage of voting rights held by the Company is disregarded.

	2.
Out of companies stated above, the Company indirectly owns 100% of:
     TDK Electronics Corporation
     TDK Corporation of America
     SAE Magnetics (Hong Kong) Limited
     TDK Electronics Europe GmbH
     TDK Marketing Europe GmbH

	3.	The Company owns indirectly 86.9% shares of TDK Xiamen Co., Ltd.

	4.	The Company owns indirectly 58.1% shares of Densei-Lamda KK.
2. Condition of Business Combination:
With respect to the consolidated subsidiaries, etc., there were 71 (domestic 18, overseas 53) companies in total for the previous fiscal year. A total of 21 companies increased due to, among other things, acquisition of Lamda Power Group that carries out switching power supply business on a global basis and an Asian manufacturing and sales company of polymer lithium battery during the fiscal year under review. On the other hand, a total of two consolidated companies decreased, as the Company sold an U.S. semiconductor manufacturing company and its research & development company. As a result, the number of consolidated subsidiaries totals 90 (domestic 20, overseas 70) for the fiscal year under review. Affiliates as to investment in which the equity method of accounting has been carried out was previously 6 (domestic 4, overseas 2), they are 7 (domestic 5, overseas 2) for the fiscal year under review.
3. Results of Business Combination:
The number of consolidated subsidiaries, etc. including the twelve principal subsidiaries stated above is 90 and that of affiliates as to investment in which the equity method of accounting has been carried out is seven. Consolidated net sales for the fiscal year under review amounted to ¥795,180 million (an increase of 20.9% compared with the preceding fiscal year) and consolidated net income amounted to ¥44,101 million (an increase of 32.4% compared with the preceding fiscal year).
(7) Major Lenders, Amount of Loans and Number of the Shares of the Company Owned
Not applicable.

(8) Name, Position and Duty, or Major Occupation of Each Director and Corporate Auditor

Position	Name	Duty and Major Occupation
Representative Director	Hajime Sawabe
Director	Jiro Iwasaki	General Manager of Administration Group, in charge of Safety & Environment
Director	Shinji Yoko	General Manager of Electronic Components Sales & Marketing Group
Director	Takeshi Nomura	General Manager of Ferrite & Magnet Products Business Group
Director	Yasuhiro Hagihara	Attorney-at-Law, Partner of the Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho
Director	Takehiro Kamigama	General Manager of Head Business Group
Director	Seiji Enami	General Manager of Accounting Dept. of Administration Group
Corporate Auditor	Takuma Otsuka	Full-time
Corporate Auditor	Masaaki Miyoshi	Full-time
Corporate Auditor	Kazutaka Kubota
Corporate Auditor	Kaoru Matsumoto	C.P.A., Accounting Firm of Kaoru Matsumoto
Corporate Auditor	Ryoichi Ohno	Vice President & Chief Financial Officer, The Gibraltar Life Insurance Co., Ltd.

Notes:	1.	Mr. Yasuhiro Hagihara is an outside Director prescribed in Paragraph 7-2, Section 2, Article 188 of the former Commercial Code.

	2.
Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are outside Corporate Auditors prescribed in Section 1, Article 18 of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.

	3.	Changes in Directors during the fiscal year under review are as follows:
[Assumption of office of Director]

Position	Name	Remarks
Director	Seiji Enami	Assumed on June 29, 2005

[Retirement of office of Director]

Position	Name	Remarks
Director	Mitsuaki Konno	Retired on June 29, 2005
(9) Remunerations for Accounting Auditors

(Millions of Yen)
Amounts payable
1. The aggregate amount of remunerations payable to Accounting Auditor by the Company and its subsidiaries	366

2. Out of the aggregate amount stated in 1 above, the amount of remunerations payable to Accounting Auditor by the Company and its subsidiaries in consideration of the duties specified in Article 2, Section 1 of the Certified Public Accountants Law of Japan (duties of audit certification)	366

3. Out of the aggregate amount stated in 2 above, the amount of remunerations payable to Accounting Auditor by the Company	320

(Note)

The amount of remunerations for auditing pursuant to the former “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha” and the amount of remunerations pursuant to the Securities and Exchange Law are not divided in the Auditing Agreement, which was concluded between the Company and the Accounting Auditor. Therefore, the amount stated in 3 above represents the total amount of the remunerations paid by the Company.

(10)	Stock Acquisition Rights with Specially Favorable Terms and Conditions Issued to Persons other than Shareholders During the Fiscal Year Under Review
(I) On June 30, 2005, the stock acquisition rights were issued as stock option scheme for stock-linked compensation plan, pursuant to the approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 and the resolution of the meeting of the Board of Directors held on June 29, 2005, as follows:
(1)	Total number of stock acquisition rights issued: 246 shares (100 shares per one stock acquisition right)

(2)	Class and number of shares to be granted for stock acquisition rights: 24,600 shares of common stock

(3)	Issue price of stock acquisition rights: Free of charge

(4)	Amounts to be paid upon the exercise of each stock acquisition right: ¥100 (¥1 per share)

(5)	Exercise period of stock acquisition rights: From July 1, 2005 to June 30, 2025

(6)	Conditions of exercise of stock acquisition rights:
(a)
Holders of stock acquisition rights, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 1, 2005 to June 30, 2008 and to be able to exercise stock acquisition rights after July 1, 2008.

(b)
Holders of stock acquisition rights shall be permitted to exercise stock acquisition rights until June 30, 2008 in cases specified in a) and b) below, as long as it is within the time frame stipulated.

a)
In the event that a holder of stock acquisition rights loses his or her position as either Director or Corporate Auditor, or employee of the Company (including full-time advisors and contract employees, but excluding part-time advisors and part-time contract employees; *This definition shall be hereinafter applicable.) then,

Three years from the day after losing the position

b)
In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company, then

A period of 15 days from the day following the approval date
(c)
After July 1, 2008, in the event that a holder of stock acquisition rights loses his or her position as either a Director or Corporate Auditor, or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(d)	Partial exercise of each stock acquisition right is not permitted.
(7)	Events and conditions of cancellation of stock acquisition rights:

In the event that a holder of stock acquisition rights becomes unable to exercise stock acquisition rights, the Company may cancel those rights without compensation.

(8)	Transfer restriction of stock acquisition rights:

The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(9)	Contents of specially favorable terms and conditions:

Stock acquisition rights have been issued free of charge to Directors and Corporate Officers of the Company.

(10)	Name and number of stock acquisition rights allotted:

[Directors of the Company]

Name	Number of stock acquisition rights
Hajime Sawabe	35
Jiro Iwasaki	19
Shinji Yoko	17
Takeshi Nomura	17
Yasuhiro Hagihara	2
Takehiro Kamigama	26
Seiji Enami	10
Total 7 Directors	126

[Corporate Officers of the Company]

Name	Number of stock acquisition rights
Kiyoshi Ito	24
Takaya Ishigaki	16
Minoru Takahashi	16
Yukio Hirokawa	9
Masatoshi Shikanai	9
Michinori Katayama	10
Kenryo Namba	9
Shunji Itakura	9
Shiro Nomi	9
Shinichi Araya	9
Total 10 Corporate Officers	120
(II) On August 11, 2005, the stock acquisition rights were issued as stock option scheme pursuant to the approval of the Ordinary General Meeting of Shareholders held on June 29, 2005 and the resolution of the meeting of the Board of Directors held on July 28, 2005, as follows:
(1)	Total number of stock acquisition rights issued: 906 shares (100 shares per one stock acquisition right)

(2)	Class and number of shares to be granted for stock acquisition rights: 90,600 shares of common stock

(3)	Issue price of stock acquisition rights: Free of charge

(4)	Amounts to be paid upon the exercise of each stock acquisition right: ¥813,400 (¥8,134 per share)

(5)	Exercise period of stock acquisition rights: From August 1, 2007 to July 31, 2011

(6)	Conditions of exercise of stock acquisition rights: Partial exercise of each of the Stock Acquisition Rights is not exercisable.

(7)	Events and conditions of cancellation of stock acquisition rights:
(a)
The Company may cancel these stock acquisition rights without compensation, if a proposal for approval of a merger agreement, under which the Company is to be dissolved, is approved at a meeting of shareholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company.

(b)	In the event that the Company acquires unexercised stock acquisition rights, it may cancel these stock acquisition rights without compensation at any time.
(8)	Transfer restriction of stock acquisition rights:

The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(9)	Contents of specially favorable terms and conditions:

Stock acquisition rights have been issued free of charge to executive managers of the Company, directors and executive managers of TDK Group companies.

(10)	Name and number of stock acquisition rights allotted:

[Corporate Officers and Executive Managers of the Company, and Directors and Executive Managers of Group Companies (Top 10)]

	Number of stock
Name	acquisition rights	Note
Raymond Leung	10	Corporate Officer of the Company
Ng. Wai.Hung	10	Director of subsidiary
Koichi Nakano	8	Executive manager of the Company
Noboru Hara	8	Executive manager of the Company
Kenichi Hiruma	8	Executive manager of the Company
Toshinobu Shiokawa	8	Executive manager of the Company
Shinya Yoshihara	8	Executive manager of the Company
Shinichi Hisada	8	Executive manager of the Company
Kazuhiko Kuribayashi	8	Executive manager of the Company
Akira Okamoto	8	Executive manager of the Company
[Breakdown of Total Number of Stock Acquisition Rights Granted to Corporate Officers and Executive Managers of the Company, and Directors and Executive Managers of Group Companies]

		Type and number of
		shares issued upon
	Number of stock	exercise of stock	Total number of
Classification	acquisition rights	acquisition rights	Allottees
Corporate Officer		Common stock
of the Company	10	1,000	1
		Common stock
Executive Managers	873	87,300	168
Directors of associated		Common stock
companies	18	1,800	2
Executive manager of associated		Common stock
companies	5	500	1

(11)	Any events materially affecting the conditions of the Company occurred after the settlement of accounts
None.

Supplementary Information (2)
CONSOLIDATED BALANCE SHEET

(prepared in accordance with the U.S. GAAP)
(As of March 31, 2006)

Item	Amount	Item	Amount

(ASSETS)	(Millions of yen)	(LIABILITIES)	(Millions of yen)

Current assets	566,753	Current liabilities	169,622
Cash and cash equivalents	239,017	Short-term debt	6,427
		Trade payables	84,689
Marketable securities	56	Accrued expenses	62,534
		Income taxes payables	9,155
Net trade receivables	189,059	Other current liabilities	6,817

Inventories	88,968	Noncurrent liabilities	37,488
Other current assets	49,653	Long-term debt, excluding current installments	405
		Retirement and severance benefits	26,790
Noncurrent assets	356,750	Deferred income taxes	5,314
		Other noncurrent liabilities	4,979
Investments in securities	28,757
		(Total liabilities)	207,110

Net property, plant and equipment	243,665	Minority interests	13,974

Goodwill and other intangible assets	48,931	(STOCKHOLDERS’ EQUITY)

Other assets	35,397	Common stock	32,641
		Additional paid-in capital	63,237
		Legal reserve	17,517
		Retained earnings	618,259
		Accumulated other comprehensive income (loss)	- 21,946
		Treasury stock	- 7,289

		(Total stockholders’ equity)	702,419

Total assets:	923,503	Total liabilities and stockholders’ equity:	923,503

(Notes)	1.	Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.
	2.	Principal Accounting Principles, etc. are stated separately.

Supplementary Information (3)
CONSOLIDATED STATEMENT OF INCOME

(prepared in accordance with the U.S. GAAP)
[From: April l, 2005 To: March 31, 2006]

Item	Amount

(Millions of yen)
Net sales	795,180
Cost of sales	585,780
Gross profit	209,400
Selling, general and administrative expenses	142,052
Restructuring costs	6,825
Operating income	60,523

Other income (deductions)
Interest and dividend income	3,605
Interest expense	- 149
Foreign exchange gain (loss)	948
Other – net	1,176
Total other income (deductions)	5,580

Income from continuing operations before income taxes	66,103
Income taxes	21,057
Income from continued operations before minority interests	45,046

Minority interests	635
Income from continuing operations	44,411

Loss from discontinued operations, net of taxes	310

Net income	44,101

(Notes)	1.
With respect to the business discontinued during the 109th fiscal year, an amount affected by the application of the Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposition of Long-Lived Assets” is stated as the loss from discontinued operations, net of taxes.

	2.	Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.
	3.	Principal Accounting Principles, etc. are stated separately.

(Separate Note)
[Basic Matters for Preparation of Consolidated Financial Statements]
1. Significant Accounting
(1) Standards for preparation of consolidated financial statements:
The Company’s consolidated financial statements are prepared in conformity with the terms, presentation and preparation method based on the accounting principles generally accepted in the United States (the “US GAAP”), pursuant to Article 179, Section 1 of the former Commercial Code Enforcement Regulations of Japan. Provided, however, that accounting notes, the statements of which are required by the US GAAP pursuant to Article 179, Section 1 of the Commercial Code Enforcement Regulations of Japan, are in part omitted herein.
(2) Valuation standards and methods of inventories are as follows:
Products and work in progress are valued at the lower of cost using a periodic average method, and raw materials and supplies are value at the lower of cost using a monthly moving average cost method.
(3) Valuation standards and methods of securities are as follows:
Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
Held-to-maturity securities:
They are carried at amortized cost.
Securities for sale:
They are carried at fair value as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders’ equity. The cost of securities sold is primarily calculated by the moving average method.
(4) Method of depreciation of cost of noncurrent assets is as follows:
Property, plant and equipment:
Depreciation of property, plant and equipment of the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries is principally computed by the declining-balance method, and by the straight-line method for assets of other foreign subsidiaries.
Intangible assets:
Depreciation of intangible assets is carried at the straight-line method. (Provided, however, that, in respect of some intangible assets, useful lives of which cannot be specified under SFAS No. 142 “Goodwill and Other Intangible Assets”, they are no longer amortized but instead is tested for impairment at least annually.)
(5) Accounting basis of principal allowances:
Allowance for doubtful receivables:
In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.
Retirement and severance benefits:
It is stated an amount calculated by the fair value of benefit obligations and plan assets as of March 31, 2006 for the future payment of retirement and severance benefits payable to employees, in accordance with SFAS No. 87,

“Employers’ Accounting for Pensions”. If the aggregate benefit obligations (that is, the obligations calculated by retirement and severance benefits after deducted the future rise in salaries) are lower than the fair value of the plan assets, it is additionally stated the minimum pension liability adjustments, taking into account the amounts due to the tax effect.
Unrealized prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.
With respect to unrealized actuarial net losses, the certain part (equivalent to 10% of the fair value of retirement and severance benefits or plan assets whichever is the higher basis) are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.
(6) Method of accounting consumption tax, etc.:
No consumption tax, etc. is included in the financial statements.
(7) Goodwill:
Under SFAS No. 142, “Goodwill and Other Intangible Assets” goodwill is no longer amortized but instead is tested for impairment at least annually.
[Notes with respect to Consolidated Balance Sheet]

1.	Allowance for doubtful receivables:	¥4,064 million

2.	Accumulated amount of depreciation of property, plant and equipment:	¥461,020 million

3.	Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities.

4.	Assets pledged or collateral:
	Buildings	¥1,366 million
	Land	¥898 million
	Investment Securities	¥989 million

5.	Contingent liabilities including guaranteed liabilities:
	Outstanding guaranteed liabilities	¥5,996 million
[Note with respect to Consolidated Statement of Income]

Net income per share:	¥333,50
Diluted net income per share:	¥333,20
[Important subsequent events]
Not applicable.

[Scope of consolidation]
Consolidated subsidiaries, associated companies accounted for by the equity method:

1.	Number of consolidated subsidiaries:	90
	Name of major consolidated subsidiaries:

	TDK U.S.A. Corporation
	TDK Europe S.A.
	SAE Magnetics (Hong Kong) Limited
	TDK-MCC Corporation
	Densei-Lambda KK

2.	Number of associated companies accounted for by the equity method:	7
	Name of major associated companies accounted for by the equity method:

	BT Magnet-Technologie GmbHSemiconductor Energy Laboratory Co., Ltd.
	TMP Co., Ltd.

Supplementary Information (4)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
FOR CONSOLIDATED STATUTORY REPORTS
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
INDEPENDENT AUDITORS’ REPORT

The Board of Directors of TDK Corporation	May 23, 2006
KPMG AZSA & Co.,
  Seiichi Sasa (Seal)
     Designated and Engagement Partner
     Certified Public Accountant
  Hideaki Koyama (Seal)
     Designated and Engagement Partner
     Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of TDK Corporation for the 110th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.
As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of TDK Corporation and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Supplementary Information (5)
CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS
FOR CONSOLIDATED FINANCIAL STATEMENTS
AUDIT REPORT FOR CONSOLIDATED FINANCIAL STATEMENTS
      This Board of Corporate Auditors prepared and report the following audit report of the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) during the 110th fiscal year from April 1, 2005 to March 31, 2006, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.
1.	Summary of method of audit:
      Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, audited the consolidated financial statements upon receipt of reports and explanations from Directors and the Certified Public Accountants regarding the consolidated financial statements
2.	Result of audit:
      We confirm that the method and results of the audit carried out by KPMG AZSA & Co., Independent Public Accountants, are appropriate.
May 23, 2006
Board of Corporate Auditors of
TDK Corporation
Corporate Auditor (full-time)
  Takuma Otsuka             (Seal)
Corporate Auditor (full-time)
  Masaaki Miyoshi          (Seal)
Corporate Auditor
  Kazutaka Kubota          (Seal)
Corporate Auditor
  Kaoru Matsumoto        (Seal)
Corporate Auditor
  Ryoichi Ohno                (Seal)

(Note)
Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are outside Corporate Auditors prescribed in Section 1, Article 18 of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.

Supplementary Information (6)
NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

Item	Amount	Item	Amount

(ASSETS)	(Millions of yen)	(LIABILITIES)	(Millions of yen)
Current Assets	263,971	Current Liabilities	76,570
Cash and deposits with banks	39,142
Trade receivables – notes	3,132	Trade payables – accounts	42,619
Trade receivables – accounts	83,216
Marketable securities	39,708	Accounts payable	9,428
Products and merchandise	9,449
Raw materials and supplies	4,921	Accrued income taxes	2,058
Work in process	8,130
Advance payments	7,252	Accrued expenses	10,745
Deferred tax assets	3,592
Short-term loans receivables	50,162	Deposits received	11,714
Other current assets	15,413
Allowance for doubtful receivables	- 150	Other current liabilities	5
		Noncurrent Liabilities	15,902
Noncurrent Assets	297,099	Retirement and severance benefits	15,635
Net property, plant and equipment	119,828	Directors’ and Corporate Auditors’ retirement allowance	266
Buildings	36,504
Structures	1,736	(Total Liabilities)	92,473
Machinery and equipment	55,312
Vehicles, tools, furniture and fixtures	3,456
Land	13,695	(STOCKHOLDERS’ EQUITY)
Construction in progress	9,123
Intangible assets	8,079	Common Stock	32,641
Patent rights	5,378	Capital Surplus	59,256
Software	2,457	Additional paid-in capital	59,256
Other intangible fixed assets	243	Legal Surplus	381,093
Investments and advances	169,192	Legal reserve	8,160
Investments in securities	17,592	Voluntary reserve	307,221
Shares of subsidiaries	124,943	Special depreciation reserve	684
Investment in subsidiaries	8,888	Reserve for deferred income taxes	484
Long-term loans receivable	90	General reserve	306,053
		Unappropriated retained earnings for the year	65,711
Long-term prepaid expenses	2,706	Unrealized holding gains (losses) on investments in shares	2,894
Advance payment of pension expenses	2,624
Long-term deferred tax assets	11,177	Treasury stock	- 7,289
Other investments	1,740
Allowance for doubtful receivables	- 573	(Total Stockholders’ Equity)	468,597

Total Assets:	561,070	Total Liabilities and Stockholders' Equity:	561,070

(Notes)	1.	Figures are stated in millions of yen by disregarding any amount less than one million yen.
	2.	Principal Accounting Principles, etc. are stated separately.

Supplementary Information (7)
NON-CONSOLIDATED STATEMENT OF INCOME

[From: April l, 2005 To: March 31, 2006]

Item	Amount

(Millions of yen)
CURRENT INCOME AND LOSS
Operating Income and Loss:
Operating income	334,817
Net sales	334,817
Operating expenses	322,182
Cost of sales	259,445
Selling, general and administrative expenses	62,736
Operating income	12,635
Non-operating Income and Loss:
Non-operating income	30,648
Interest and dividend income	5,884
Technology commission	11,966
Rental received	10,136
Foreign exchange gain	1,358
Other non-operating income	1,301
Non-operating expenses	10,933
Interest paid	35
Depreciation of leased assets	8,956
Other non-operating expenses	1,942
Current Income	32,350

EXTRAORDINARY PROFIT AND LOSS
Extraordinary Profit	24,095
Prior year’s price adjustment of products	24,042
Gain on sales of fixed assets	16
Other profit	37
Extraordinary Loss	5,872
Arrears on prior year’s income tax	1,437
Loss on disposal of fixed assets	2,647
Impairment losses	101
Loss on liquidation of investment securities	1,002
Special loss on business restructuring	683
Income before income taxes	50,573
Income taxes - current	8,548
Income taxes - deferred	- 596
Prior year’s income taxes	11,794
Net income	30,825
Retained earnings brought forward from the preceding year	40,394
Loss on disposition of treasury stock	221
Interim dividends	5,287
Unappropriated retained earnings for the year	65,711

(Notes)	1.	Figures are stated in millions of yen by disregarding any amount less than one million yen.
	2.	Principal Accounting Principles, etc. are stated separately.

(Separate notes)
PRINCIPAL ACCOUNTING PRINCIPLES

     The principal accounting principles, procedures and methods of representation adopted for the preparation of the Balance Sheet and the Statement of Income are as follows:
1.	Valuation standards and methods of securities are as follows:
(i)	Shares of subsidiaries and affiliates: They are valued at cost using a moving average cost method.

(ii)	Other securities:

Marketable securities:
Market price method on the fair market price as of the end of fiscal year (any balance resulting from valuation of securities shall directly be entered into stockholders’ equity, while any cost of sales of marketable securities shall be calculated using a moving average cost method.)

Non-marketable securities: They are valued at cost using a moving average cost method.
2.	Valuation standards and methods of derivatives are as follows: They are valued at market price.
3.	Valuation standards and methods of inventories are as follows:
(i)	Products and work in progress: They are valued at the lower of cost using a periodic average method.

(ii)	Raw materials and supplies: They are value at the lower of cost using a monthly moving average cost method.
4.	Method of depreciation of cost of fixed assets:
(i)
Property, plant and equipment:
Depreciation of buildings (other than facilities attaching to the buildings) is principally computed using the straight-line method, and property other than buildings is principally computed using the declining balance method.
The estimated useful lives of assets are as follows:

Buildings	3 to 50 years
Machine and equipment	4 to 22 years
(ii)	Intangible assets: Depreciation of intangible assets is computed using the straight-line method.

Software for the in-house use is computed using the straight-line method based on the utilizable period (5 years) within the Company.
5.	Accounting basis of principal allowances:
(i)
Allowance for doubtful receivables:
In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.

(ii)	Retirement and severance benefits (Prepaid pension costs): It is stated estimated amounts for each retirement benefit system based on benefit obligations and plan assets as of March 31, 2006.

Actuarial gains and losses are amortized from the next year following the year in which such gains and losses occurred using the straight-line method over certain periods within the estimated average remaining service years of employees. Prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.

(iii)
Directors’ and Corporate Auditors’ retirement allowance:
In order to prepare for future payment of retirement grants for Directors and Corporate Auditors to resign, it is stated an amount to be required at the end of the fiscal year concerned in accordance with the internal regulations of the Company. Provided, however, that the reserve for Directors’ retirement allowance to be accrued following the date after the date of the 106th Ordinary General Meeting of Shareholders has been suspended upon resolutions of the meeting of the Board of Directors. Directors’ prior retirement grants shall be paid when a Director resigns upon resolution of the General Meeting of Shareholders.

This is the allowance as prescribed in Article 43 of the former Commercial Code Enforcement Regulations.
6.	Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

7.	Method of accounting for consumption tax, etc.:

No consumption tax, etc. is included in the financial statements.

8.	Method of accounting for impairment loss of fixed assets:

The Company adopted the “Accounting for Impairment of Fixed Assets” (“Opinion Concerning Establishment of Accounting for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council, August 9, 2002) and the “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) for the fiscal year under review. Due to the application of these accounting standards, net income before income taxes for the fiscal year under review decreased by ¥101 million.

[Notes with respect to Balance Sheet]
1.	Pecuniary credits and debts to subsidiaries:

(1)	Short-term credits	¥77,870 million
(2)	Long-term credits	¥50 million
(3)	Short-term debts	¥25,834 million
2.	In addition to the fixed assets stated in the balance sheet, there are computers and other related machinery and equipment as principal assets used pursuant to lease contracts.

3.	There is no pecuniary credit or debt to Directors or Corporate Auditors of the Company.

4.	Assets pledged or collateral:
	Investment securities	¥989 million
5.	Contingent liabilities including guaranteed liabilities:
	Outstanding guaranteed liabilities	¥5,691 million
6.	Accumulated amount of depreciation of property, plant and equipment:	¥271,684 million
7.	Net assets pursuant to Article 124, paragraph 3 of the former Commercial Code Enforcement Regulations:	¥2,894 million
[Notes with respect to Statement of Income]

1.	Net sales to subsidiaries:	¥204,771 million
2.	Purchases from subsidiaries:	¥157,082 million
3.	Non-operating transactions with subsidiaries:	¥47,527 million
4.	Net income per share	¥232.30

(While net income stated in the accompanying statement of income is ¥30,825 million, net income concerned with common stock which was used for the calculation basis of the net income per share for the fiscal year under review is ¥30,719 million. The difference arises from the proposed payment of directors’ bonuses. The average number of shares of common stock issued during the fiscal year under review, which was used for the calculation basis of the net income per share, totals 132,238 thousand shares.

5.
The prior year’s price adjustment of products were received from overseas subsidiaries, as the Company modified the prior year’s transaction price due to the correction notices received from the authority for the transfer pricing of transactions of the products between the Company and its overseas subsidiaries.

6.	Impairment Loss

The Company stated the impairment loss for the following asset group.

Purpose of use	Type	Location	Amount
Idle	Land	Kita Ibaraki-shi, Ibaraki Prefecture	¥87 million
Idle	Machine and equipment	Chokai Plant (Nikaho-shi, Akita Prefecture), etc.	¥14 million
(1) Process to recognize the impairment loss:
With respect to the land, although the Company initially acquired it for the plant construction sites of new business, it became idle due to changes in operating circumstances. Also, with respect to the machine and equipment, they went idle due to the decrease in orders or changes in the process of manufacturing, etc. There are no specific plans for using both items in the future, so that the book values were reduced to the collectible amounts.
(2) Method for grouping assets:
The Company, in principle, implements asset grouping based on each business group. Provided, however, that with respect to the idle asset without having a plan for use in prospect, each property is used as the grouping unit.
(3) Calculation method of collectible amount:

The collectible amount used to measure the impairment loss is calculated by the net selling value, calculated pursuant to the appraisal by a real estate appraiser.

7.	Prior year’s income taxes are principally stated due to the correction notices for the transfer pricing of transactions of the products between the Company and its overseas subsidiaries.
[Notes with respect to Retirement and Severance Benefits]
1. Components of retirement and severance benefits:

		110th Business year
		(As at March 31, 2006)
		(¥ million)
(1)	Retirement and severance benefit obligation	-165,555
(2)	Plan assets	164,611
(3)	Unfunded obligations for benefit obligation (1) + (2)	-943
(4)	Unrecognized actuarial loss (gain)	9,192
(5)	Unrecognized prior service costs	-21,260
(6)	Prepaid pension costs	2,624
(7)	Accrued retirement and severance benefits (3) + (4) + (5) - (6)	-15,635
2. Components of retirement benefit costs:

		110th Business year
		(April 1, 2005 -
		March 31, 2006)
		(¥ million)
Retirement benefit costs		7,044
(1)	Service cost	5,118
(2)	Interest cost	3,280
(3)	Expected return on plan assets	-2,962
(4)	Amortization of prior service costs	-1,556
(5)	Amortization of actuarial loss (gain)	3,026
(6)	Extra benefits paid	137
3. Calculation basis of for retirement and severance benefits obligations:

		110th Business year
		(As at March 31, 2006)
(1)	Discount rates	2.00%
(2)	Expected rates of return on investment:	2.50%
(3)	Distribution method of estimated amount
	of retirement and severance benefits during
	the period	Period fixed amount standard
(4)	Amortization of prior service obligations	Average remaining years of service of the employees when it occurs
(5)	Years to amortize actuarial gain/loss	Average remaining years of service of the employees when it occurs

Supplementary Information (8)
PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

Appropriation of Unappropriated Retained Earnings for the Fiscal Year ended March 31, 2006

(yen)
Unappropriated retained earnings for the year	65,711,174,590
Reversal of general reserve
Reversal of special depreciation reserve	252,478,204
Total	65,963,652,794
We propose that the above income will be disposed as follows:
Appropriated retained earnings
Dividends
(¥50 per share)	6,613,341,400
Directors’ bonuses	106,610,000
General reserve
Special depreciation reserve	167,300,000
Total	6,887,251,400

Balance Carried Forward	59,076,401,394

Notes:	1.	Dividends are calculated excluding treasury stock of 922,831 shares.
	2.	Interim dividends (¥40 per share) in the aggregate amount of ¥5,287,831,440 were paid on December 5, 2005.
	3.	A special depreciation reserve and advanced depreciation reserve are reversed or set up in accordance with the Special Taxation Measurement Law.

Supplementary Information (9)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
INDEPENDENT AUDITORS’ REPORT

The Board of Directors of TDK Corporation	May 2, 2006
KPMG AZSA & Co.,
  Seiichi Sasa (Seal)
     Designated and Engagement Partner
     Certified Public Accountant
  Hideaki Koyama (Seal)
     Designated and Engagement Partner
     Certified Public Accountant
     We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of TDK Corporation for the 110th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.
As a result of the audit, our opinion is as follows:
(1)
The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)
As discussed in the Significant Accounting Policies, effective from the business year ended March 31, 2006, the Company adopted the new accounting standard for impairment of fixed assets (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of

Incorporation of the Company.

(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.
     Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Supplementary Information (10)
CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS
AUDIT REPORT
     This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 110th fiscal year from April 1, 2005 to March 31, 2006, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.
1.	Summary of method of audit:
     Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, heard the performance of the duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. In addition, we requested reports on business from the Company’s subsidiaries. We received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules. We received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules. We received from the reports on business from the subsidiaries, visited principal subsidiaries when necessary and examined the accounting statements and attached schedules of subsidiaries.
     As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.
2.	Result of audit:
(1)	The method and results of auditing carried out by KPMG AZSA & Co., Independent Public Accountants, are appropriate.

(2)	The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3)
With respect to the item concerning the proposal for appropriation of retained earnings, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4)	The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5)
With respect to the performance of their duties by the Directors including the duties regarding subsidiaries, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.
We confirm that there are no violations of obligation by Directors, such as transactions competitive to the Company’s business as prescribed in Article 133, paragraph 1 of the former Commercial Code Enforcement Regulations.

May 8, 2006
Board of Corporate Auditors of
TDK Corporation
Corporate Auditor (full-time)
  Takuma Otsuka          (Seal)
Corporate Auditor (full-time)
  Masaaki Miyoshi       (Seal)
Corporate Auditor
  Kazutaka Kubota       (Seal)
Corporate Auditor
  Kaoru Matsumoto     (Seal)
Corporate Auditor
  Ryoichi Ohno             (Seal)

(Note)
Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are outside Corporate Auditors prescribed in Section 1, Article 18 of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.

- End -

Reference Documents Concerning the Exercise of Voting Rights
1.	Aggregate number of voting rights owned by all shareholders: 1,321,941 voting rights

2.	Matters to be Resolved and Matters for Reference:

First Item:	Approval of Proposal for Appropriation of Retained Earnings for the 110th Fiscal Year
The appropriation of retained earnings for the fiscal year under review is proposed as stated in Supplementary Information (8) (in the page 33).
The Company gives a priority to returning income to its shareholders as an important management issue. The Company’s fundamental dividend policy is to steadily increase the dividend taking into consideration the level of consolidated return on equity, dividends on equity and business results, among other factors. Consequently, with respect to the proposed appropriation of retained earnings as at the end of the fiscal year under review, it is proposed that the year-end dividend during the fiscal year under review be ¥50 per share. Together with the interim dividends of ¥40 per share, which were paid in December 5, 2005, the total dividends for the fiscal year under review will be ¥90 per share, a ¥20 increase per share over the previous fiscal year.

Second Item:	Partial Amendments to Articles of Incorporation
1.	Reason for amendments:
(1)
By virtue of the enforcement of the “Law regarding the Partial Amendments to the Commercial Code, etc. to Introduce Electronic Public Notice System” (Law No. 87, 2004) as of February 1, 2005, in the light of cost reduction and efficiency, as well as improving convenience for shareholders, the Company would like to establish the provisions to change the public notice system from the publication in the Nihon Keizai Shinbun to the Company’s homepage via the Internet. Additionally, the Company will establish the alternative measures in the event that the public notice can not be made by electronic method due to unavoidable reasons. (Article 5 in the proposed amendment)

(2)
As the “Corporate Law” (Law No. 86, 2005) and the “Law regarding the Development of Laws Related to the Enforcement of the Corporate Law” (Law No. 87, 2005) came into effect on May 1, 2006 in Japan, the Company would like to make amendments to its Articles of Incorporation as follows:

(a)
The Company will establish, for the Company’s organization, the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors. The Company will thus establish new provisions concerning the Regulations of the Board of Directors and the Regulations of the Board of Corporate Auditors, and new Chapter concerning Accounting Auditors in the Articles of Incorporation so as to clarify the position of each within the organization. (Article 4, Article 29 and Article 38, and Chapter VI in the proposed amendment)

(b)
In order that it shall be deemed that the Company has provided shareholders with necessary information by disclosing the reference materials for a general meeting of shareholders via the Internet, the Company would like to establish new provisions “Disclosure via the Internet and Deemed Provision of Proxy Materials for General Meeting of Shareholders”, in order to improve the convenience for shareholders and rationalize administration of the general meeting of shareholders. (Article 17 in the proposed amendment)

(c)
Along with the authorization of resolutions in writing by the Board of Directors, only when all Directors consent and unless Corporate Auditors dissent, shall it be deemed that resolutions in writing by the Board of Directors are duly adopted. Accordingly, the Company would like to establish new provisions concerning the resolution in writing by the Board of Directors for flexible holding of meetings of the Board of Directors and ensuring their efficient administration. (Article 27, paragraph 2 in the proposed amendment)

(d)	The Company will make necessary changes to other related provisions, such as establishment and deletion of provisions, and modification of the wordings and citation, etc.
2.	Details of amendments Details of the proposed amendments are as follows.
(The amended words are underlined.)

Present Articles of Incorporation

CHAPTER I
GENERAL PROVISIONS
(Name)
Article 1. The Company shall be called TDK Kabushiki Kaisha and indicated as TDK Corporation in English.
(Purpose of Business)
Article 2.
The purpose of the Company is to conduct the following businesses:
(1)	Manufacture and sale of electric machinery and appliances;
(2)	Manufacture and sale of magnetic materials such as ferrite and magnet;
(3)
Manufacture and sale of electronic machinery and appliances such as automatic inserting machine for electronic components, automatic mounter for electronic components, and electronic measuring equipment and of components thereof;

(4)	Manufacture and sale of recording media such as magnetic tape, floppy disk and optical disk and of data writing, reading and storage equipment therefor;
(5)	Manufacture and sale of ceramic materials such as electricity inductive ceramics, piezoelectric ceramics, semiconductor ceramics and electricity insulating ceramics;
(6)	Manufacture and sale of circuit components such as coils and transformers;
(7)	Manufacture and sale of semiconductor;
(8)	Manufacture and sale of stabilizing power supplies (units to stabilize electric current or voltage);

Proposed amendment

CHAPTER I
GENERAL PROVISIONS
(Trade Name)
(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Same as present English translation, though minor changes in Japanese wordings have been made.)

Present Articles of Incorporation

(9)	Manufacture and sale of machinery and appliances for medical use and medical instruments and of components thereof;
(10)	Manufacture and sale of single crystal materials and each product applying the same;
(11)	Manufacture and sale of precious metals, precious stones, artificial precious stones and each product applying or utilizing the same;
(12)	Manufacture and sale of outer wall materials of buildings and structures;
(13)	Designing and contracting of construction work;
(14)	Development, production, sale and grant of license of software;
(15)	Manufacture, sale and contracting of applied product, machinery and tools and equipment of each of the foregoing; and
(16)	Any and all businesses incidental or relating to each of the foregoing.
(Location of Head Office)
Article 3. The Company shall have its head office in Chuo-ku, Tokyo.
(Newly established)

(Method of Public Notice)
Article 4. The public notices of the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II
SHARES
(Aggregate Number of Shares Authorized to be Issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 480,000,000 shares. Provided, however, that in the event that any of shares is canceled, the number of shares authorized to be issued shall be reduced accordingly.
(Newly established)

Proposed amendment

(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Organization)
Article 4. The Company shall establish the following bodies in addition to the general meeting of shareholders and the Directors.
(1)	Board of Directors
(2)	Corporate Auditors
(3)	Board of Corporate Auditors
(4)	Accounting Auditors
(Method of Public Notice)
Article 5. The method to make public notices of the Company shall be made electronically. Provided, however, that in the event that such public notice can not be made due to an accident or unavoidable reason, the public notice shall be given by publication in the Nihon Keizai Shimbun.
CHAPTER II
SHARES
(Aggregate Number of Issuable Shares)
Article 6. The total number of shares that the Company may issue shall be 480,000,000 shares.
(To be deleted)

(Issuance of Share Certificates)
Article 7. The Company shall issue share certificates for its shares.

Present Articles of Incorporation

(Acquisition of the Company’s Own Shares)
Article 6. The Company may purchase its own shares by resolution of the Board of Directors, in accordance with the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.
(Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)
Article 7. The number of shares of one unit of shares of the Company shall be one hundred (100) shares.
2. The Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the “shares constituting less than one unit). Provided, however, that the foregoing shall not be applicable, in the event that the Share Handling Regulations provides for otherwise.
(Newly established)
(Purchase of Shares Constituting Less Than One Unit)
Article 8. A shareholder (including beneficial shareholder, the same shall be applied hereinafter) who holds shares constituting less than one unit of the Company may request the Company to sell the relevant number of shares which shall constitute one unit of shares if combined with the shares constituting less than one unit already held by such shareholder, pursuant to the provisions of the Share Handling Regulations.
(Newly established)

Proposed amendment

(Acquisition of the Company’s Own Shares)
Article 8. The Company may acquire its own shares by resolution of the Board of Directors through transactions in the market, etc., in accordance with the provisions of Article 165, paragraph 2 of the Corporate Law of Japan.
(Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)
Article 9.
1.	The number of shares of one unit of shares of the Company shall be one hundred (100) shares.
2.
Notwithstanding the provisions of Article 7, the Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the “shares constituting less than one unit). Provided, however, that the foregoing shall not be applicable, in the event that the Share Handling Regulations provides for otherwise.

(Rights of Shareholder Holding Shares Constituting Less Than One Unit)
Article 10. Shareholders (including beneficial shareholders, the same shall be applied hereinafter) of the Company shall not be allowed to exercise any rights in respect of the shares constituting less than one unit held by them, except for the following rights:
(1)	Rights provided for in each item of Article 189, paragraph 2 of the Corporate Law of Japan;
(2)	Rights to make a request in accordance with Article 166, paragraph 1 of the Corporate Law of Japan;
(3)	Rights to receive the allotment of offered shares and offered stock acquisition rights, in proportionate to the number of shares held by the shareholder;
(4)	Rights to make a request that is provided for in Article 11.
(Purchase of Shares Constituting Less Than One Unit)
Article 11.
1.	(Same as present English translation, though minor changes in Japanese wordings have been made.)
2.	When a request stated in the preceding paragraph is made, in the event the Company does not own the relevant number of shares to sell, the Company may not accept such request.

Present Articles of Incorporation

(Transfer Agent)
Article 9. The Company shall have a transfer agent with respect to its shares. The transfer agent and its place of business shall be chosen by resolution of the Board of Directors, and public notice thereof shall be made.
2.
The shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, purchase of shares constituting less than one unit and sale of shares constituting less than one unit by the Company and other matters relating to shares shall be handled by the transfer agent, but not by the Company.

(Share Handling Regulations)
Article 10. Denominations of share certificates and the registration of transfer of shares of the Company, purchase of shares constituting less than one unit and sale of shares constituting less than one unit by the Company and other matters concerning the handling of shares and handling fees shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.
(Record Date)
Article 11. The Company shall deem those shareholders whose names have been entered or recorded in the shareholders’ register as of the day of each closing of accounts as the shareholders holding voting rights who may exercise shareholders’ rights at the ordinary general meeting of shareholders held with respect to the business period concerned.
2.
If it is necessary in addition to the foregoing paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and registered pledgees whose names have been entered or recorded in the shareholders’ register on a certain day as the shareholders and registered pledgees who may exercise the rights thereof.

Proposed amendment

(Administrator of Shareholder’s Register)
Article 12.
1.	The Company shall have an administrator of the shareholders’ register.
2.
The appointment of administrator of the shareholders’ register and the office for handling the business of such administrator shall be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.

3.
The preparation and retention of shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company, and other matters relating to shareholders’ register, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the administrator of shareholders’ register, but not handled by the Company.

(Share Handling Regulations)
Article 13. Handling of shares of the Company and fees thereof shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.

(Record Date)
Article 14.
1.
The Company shall deem those shareholders whose names have been entered or recorded in the last shareholders’ register as at the end of each business year as the shareholders holding voting rights who may exercise their voting rights at the ordinary general meeting of shareholders held with respect to the business year concerned.

2.
If it is necessary in addition to the preceding paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and pledgees for registered shares whose names have been entered or recorded in the shareholders’ register on a certain day as the shareholders and pledgees for registered shares who may exercise the rights thereof.

Present Articles of Incorporation

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS
(General Meetings of Shareholders)
Article 12. Ordinary general meetings of shareholders shall be convened within three (3) months from the day following each closing of accounts. Extraordinary general meeting of shareholders may be held from time to time when necessary.
2. General meetings of shareholders may be convened at the Head Office or any adjacent place thereto or at Ichikawa-city, Chiba Prefecture.
3. Representative Director shall preside over the general meetings of shareholders. In case of two or more Representative Directors, one of Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.
(Newly established)
4. A shareholder may exercise his/her voting rights by proxy by authorizing another shareholder who holds voting rights of the Company as his/her proxy. Provided, however, that the shareholder or proxy is required to submit to the Company a document evidencing his/her representation at every general meeting of shareholders.

Proposed amendment

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS
(Convocation)
Article 15.
1.
Ordinary general meetings of shareholders shall be convened within three (3) months from the day following the end of each business year. Extraordinary general meeting of shareholders may be held from time to time when necessary.

2.	(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Convener and Chairman)
Article 16.
1.	The Representative Director shall convene and preside over the general meetings of shareholders.
2.
In case where there are two or more Representative Directors, one of the Representative Directors shall convene the meetings and act as the Chairman in the order of preference previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his or her place in the order of preference previously fixed by the Board of Directors.

(Disclosure via the Internet and Deemed Provision of Proxy Materials for General Meeting of Shareholders)
Article 17. When convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with necessary information that should be described or presented in proxy materials for the general meeting of shareholders, business reports, and non-consolidated and consolidated financial statements in the event that they are disclosed via the Internet in accordance with the Ministry of Justice Ordinance.
(Method of Resolution)
Article 18.
1.
Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders entitled to exercise voting rights who are present at the general meeting of shareholders, except where otherwise provided for by laws and regulations or the Articles of Incorporation.

Present Articles of Incorporation

5. Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present, except where otherwise provided for by laws and ordinances or the Articles of Incorporation.

6. Special resolutions of a general meeting of shareholders provided in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.

7. A summary of proceedings and the resultant actions taken at a general meeting of shareholders shall be stated or recorded in the minutes. The chairman and the Directors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto. The minutes shall be kept at the Head Office of the Company for ten (10) years and copies thereof shall be kept at branches for five (5) years.
CHAPTER IV
DIRECTORS AND THE BOARD OF
DIRECTORS
(Number of Directors)
Article 13. The number of Directors of the Company shall be ten (10) or less.

2. Directors shall be selected at a general meeting of shareholders.
3. Resolution for election of Directors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.

4. Resolution for election of Directors shall not be by cumulative voting.

Proposed amendment

2.
Resolutions of general meetings of shareholders provided in Article 309, paragraph 2 of the Corporate Law of Japan shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Exercise of Voting Rights by Proxy)
Article 19.
1.	A shareholder may exercise his or her voting rights by proxy, who shall be another shareholder with voting rights of the Company.
2.	The shareholder or proxy is required to submit to the Company a document evidencing his or her representation at every general meeting of shareholders.
(Minutes)
Article 20. A summary of proceedings and results at general meeting of shareholders, and other matters provided for by laws and regulations shall be stated or recorded in the minutes.

CHAPTER IV
DIRECTORS AND THE BOARD OF
DIRECTORS
(Number of Directors)
Article 21.
(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Method of Appointment and Dismissal of Directors)
Article 22.
1.	Directors shall be appointed or dismissed at a general meeting of shareholders.
2.
Resolution for appointment or dismissal of Directors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

3.	Resolution for appointment of Directors shall not be by cumulative voting.

Present Articles of Incorporation

(Term of Office of Directors)
Article 14. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one (1) year after their assumption of office.
2. The term of office of a Director elected pursuant to an increase in the number of Directors shall be coterminous with the remainder of the terms of office of the other Directors then in office.
3. The term of office of Directors elected to fill a vacancy shall be coterminous with the remainder of the term of office of the predecessor who has resigned.
(Representative Directors)
Article 15. By resolution of the Board of Directors, two or more Representative Directors shall be chosen.
(The Board of Directors)
Article 16. In addition to the matters provided for by the laws and ordinances or the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company.
2. The Representative Director shall convene meetings of the Board of Directors, and notice of convocation shall be sent to each Director and Corporate Auditor at least 3 days prior to the date of each meeting; provided, however, that in case of urgency, such period may be shortened. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.
3. The Representative Director shall preside over the meetings of the Board of Directors. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. If the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.

Proposed amendment

(Term of Office of Directors)
Article 23.
1.
The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within one (1) year after his or her appointment.

2.	The term of office of a Director appointed to increase the number of Directors or fill a vacancy shall expire upon termination of the terms of office of the other Directors then in office.
(To be deleted)

(Representative Directors)
Article 24. By resolution of the Board of Directors, Representative Directors shall be chosen.
(Convener and Chairman of the Board of Directors)
Article 25.
1.	The Representative Director shall convene and preside over the meetings of the Board of Directors, except where otherwise provided for by laws and regulations.
2.
In case where there are two or more Representative Directors, one of the Representative Directors shall convene the meetings and act as the Chairman in the order of preference previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his or her place in the order of preference previously fixed by the Board of Directors.

(Notice of Convocation of the Board of Directors)
Article 26.
1.
A notice of convocation of the meeting of the Board of Directors shall be sent to each Director three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.

2.	When all Directors and Corporate Auditors give unanimous consent, the meetings of the Board of Directors may be held without the formal convocation procedures.

Present Articles of Incorporation

4. Resolutions of the Board of Directors shall be adopted by an affirmative vote of majority of the Directors present at meetings, a quorum of which shall be majority of shareholders.

5. A summary of proceedings and the resultant actions taken at a meeting of the Board of Directors shall be stated or recorded in the minutes. The Directors and Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten (10) years.
(Newly established)

(Remuneration and Retirement Awards for Directors)
Article 17. The remuneration and retirement awards for Directors shall be determined at a general meeting of shareholders

CHAPTER V
CORPORATE AUDITORS AND THE BOARD
OF CORPORATE AUDITORS
(Number of Corporate Auditors)
Article 18. The number of Corporate Auditors of the Company shall be five (5) or less.

2. Corporate Auditors shall be selected at a general meeting of shareholders.

3. Resolution for election of Corporate Auditors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.

Proposed amendment

(Method of Resolution)
Article 27.
1.
Resolutions of the meetings of the Board of Directors shall be adopted by an affirmative vote of the majority of Directors present at meetings, a quorum for which shall be a majority of Directors present.

2.
In the event that the requirements under Article 370 of the Corporate Law of Japan are fulfilled, the Company shall deem that a proposal on agenda at the meeting of the Board of Directors is adopted by resolution of the Board of Directors.

(Minutes)
Article 28. A summary of proceedings and results at a meeting of the Board of Directors, and other matters provided for by laws and regulations shall be stated or recorded in the minutes. The Directors and Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto.
(Regulations of the Board of Directors)
Article 29. Any matter relating to the Board of Directors shall be governed by laws and regulations, the Articles of Incorporation as well as the Regulations of the Board of Directors established by the Board of Directors.
(Remuneration, etc. for Directors)
Article 30. The remuneration, retirement awards, bonuses and any other material benefit received from the Company in consideration of execution of the duties of the Director shall be determined by resolution of a general meeting of shareholders.
CHAPTER V
CORPORATE AUDITORS AND THE BOARD OF
CORPORATE AUDITORS
(Number of Corporate Auditors)
Article 31.
(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Method of Appointment of Corporate Auditors)
Article 32.
1.	Corporate Auditors shall be appointed at a general meeting of shareholders.
2.
Resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

Present Articles of Incorporation

(Term of Office of Corporate Auditors)
Article 19. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.
2. The term of office of Corporate Auditors elected to fill a vacancy shall be coterminous with the remainder of the term of office of the predecessor who has resigned.

(Full-time Corporate Auditors)
Article 20. Full-time Corporate Auditors shall be chosen from among the Corporate Auditors.
(The Board of Corporate Auditors)
Article 21. In addition to the matters provided for by laws and ordinances or the Articles of Incorporation, the Board of Corporate Auditors shall make decisions on the execution of Corporate Auditors’ duties in the Company by its resolution. Provided, however, that it may not prevent Corporate Auditors from executing their authority.
2. A notice of convocation of the meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.
3. Unless otherwise provided by laws and ordinances, resolutions of the meetings of the Board of Corporate Auditors shall be adopted by a majority vote of Corporate Auditors.

4. A summary of proceedings and the resultant actions taken at a meeting of the Board of Corporate Auditors shall be recorded in the minutes. The Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten (10) years.
(Newly established)

Proposed amendment

(Term of Office of Corporate Auditors)
Article 33.
1.
The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within four (4) years after his or her appointment.

2.
The term of office of a Corporate Auditor appointed to fill a vacancy of the Corporate Auditor who has resigned before termination of his or her term of office, shall expire upon termination of the term of office of the Corporate Auditor resigned.

(Full-time Corporate Auditors)
Article 34. Full-time Corporate Auditors shall be chosen by resolution of the Board of Corporate Auditors.
(Notice of Convocation of the Board of Corporate Auditors)
Article 35.
1.
A notice of convocation of the meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.

2.	When all Corporate Auditors give unanimous consent, the meetings of the Board of Corporate Auditors may be held without the formal convocation procedure.

(Method of Resolution of Corporate Auditors)
Article 36. Unless otherwise provided by laws and ordinances, resolutions of the meetings of the Board of Corporate Auditors shall be adopted by a majority vote of Corporate Auditors.

(Minutes of the Board of Corporate Auditors)
Article 37. A summary of proceedings and results at a meeting of the Board of Corporate Auditors, and other matters provided by laws and regulations shall be recorded in the minutes. The Corporate Auditors present shall affix signatures or make electronic signatures thereto.
(Regulations of the Board of Corporate Auditors)
Article 38. Any matter relating to the Board of Corporate Auditors shall be governed by laws and regulations, the Articles of Incorporation as well as the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Present Articles of Incorporation

(Remuneration and Retirement Awards for Corporate Auditors)
Article 22. The remuneration and retirement awards for Corporate Auditors shall be determined at a general meeting of shareholders.
(Newly established)
(Newly established)
(Newly established)
(Newly established)

CHAPTER VI
ACCOUNTS
(Business Term)
Article 23. The business term of the Company shall be from April 1 of each year to March 31 of the following year.
2. The Company shall close its accounts at the end of each business term.
(Dividends)
Article 24. Dividends, when declared, shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders’ register as of the date of each closing of accounts.

(Interim Dividends)
Article 25. By resolution of the Board of Directors, the Company may make a cash distribution (interim dividends) in accordance with the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders’ register as of September 30 of each year.

Proposed amendment

(Remuneration, etc., for Corporate Auditors)
Article 39. The remuneration, retirement awards, bonuses and any other material benefit received from the Company in consideration of execution of the duties of the Corporate Auditor shall be determined by resolution of a general meeting of shareholders.
CHAPTER VI
ACCOUNTING AUDITORS
(Method of Appointment of Accounting Auditors)
Article 40. Accounting Auditors shall be appointed at a general meeting of shareholders.
(Term of Office of Accounting Auditors)
Article 41.
1.
The term of office of Accounting Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within one (1) year after his or her appointment.

2.
Except where otherwise resolved at the general meeting of shareholders referred to in the preceding paragraph, an Accounting Auditor shall be deemed to have been re-appointed at such general meeting of shareholders.

CHAPTER VII
ACCOUNTS
(Business Year)
Article 42. The business year of the Company shall be one (1) year commencing from April 1 of each year to March 31 of the following year.
(To be deleted)

(Record Date for Dividends on Retained Earnings)
Article 43.
1.	The record date for the year-end dividends of the Company shall be March 31 of each year.
2.	In addition to the preceding paragraph, the Company may from time to time fix a record date and pay dividends on retained earnings.
(Interim Dividends)
Article 44. By resolution of the Board of Directors, the Company may pay interim dividends on September 30 of each year as a record date.

Present Articles of Incorporation

(Period of Limitation of Dividends, etc.)
Article 26. In the event that payment of the dividends and interim dividends declared is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.
2.	No interest shall accrue on unpaid dividends and interim dividends.

Proposed amendment

(Period of Limitation of Dividends)
Article 45. In case of cash dividends, where any dividend is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.
2.	No interest shall accrue on unpaid cash dividends on retained earnings.

Third Item:	Decision of the Amounts and Details of Remuneration to Directors as the Means of Stock Option Scheme
I. Reason for proposal:
Since the 110th fiscal year, the Company has distributed stock acquisition rights with an exercise price of ¥1 per share free of charge as a part of compensation in a stock-linked compensation plan to Directors. The purpose of this stock-linked compensation is to provide the Company’s Directors with further incentive for improving the operating results and share price. This is accomplished by structuring the compensation so that Directors share with the Company’s shareholders the benefits of an increase in the Company’s share price as well as the risk of a decrease.
Prior to the enforcement of the Corporate Law of Japan (Law No. 86 of 2005), approval by special resolution at the Company’s Ordinary General Meeting of Shareholders was necessary for the issuance of stock acquisition rights with favorable terms and conditions as stock options to persons other than shareholders. However, stock acquisition rights distributed as stock options to Directors of the company after the enforcement of the Corporate Law of Japan are regarded as part of directors’ compensation. Hence, the Company cordially requests approval for the amount and details of stock options as compensation for Directors.
II.	Details of the proposal:
1.
Shareholders at the 106th Ordinary General Meeting of Shareholders held on June 27, 2002 approved compensation of up to ¥25 million per month for Directors of the Company. This proposal recommends approval for a separate category of compensation for Directors with an upper limit of ¥137 million per year for stock acquisition rights to be granted as stock options to Directors. In the event that the Sixth Proposal is approved, there will be 7 Directors.

2.	Details of the stock acquisition rights to be granted are as follows:
(1)	Total number of stock acquisition rights and class and number of shares to be issued upon exercise of the rights:

Total number of stock acquisition rights: Up to 176 stock acquisition rights may be issued within one year from the date of the ordinary general meeting of shareholders each fiscal year.
Number of shares to be issued upon exercise of the rights: Up to 17,600 shares of the Company’s common stock can be distributed due to the exercise of stock acquisition rights that are issued within one year of the date of the Ordinary General Meeting of Shareholders each fiscal year.
The number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.

In the event that the Company conducts a stock split, distributes shares free of charge or consolidates its stock, the number of shares to be issued for this purpose shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.
Post-adjustment “Number of shares granted” = Pre-adjustment “number of shares granted” X stock split or stock consolidation ratio
(2)	The Amount to be invested when exercising each stock acquisition right:

The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

(3)	Exercise period for stock acquisition rights:

The exercise period shall be within 20 years from the day following the date stock acquisition rights are granted (hereinafter the “allotment date”).

(4)	Transfer restrictions of stock acquisition rights:

Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Board of Directors of the Company.

(5)	Other conditions relating to the exercise of stock acquisition rights:

Holders of stock acquisition rights can basically exercise their rights from three years after the next day of allotment date. Additional conditions regarding the exercise of stock acquisition rights are decided at the meeting of the Board of Directors which determines the offering details for these stock acquisition rights.

Fourth Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan
The Company cordially requests the shareholders’ approval for entrusting the issuance of stock acquisition rights to Corporate Officer of the Company as stock option scheme for a stock-linked compensation plan to the Board of Directors, pursuant to the regulations of Articles 236, 238 and 239 of the Corporate Law of Japan.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the terms pertaining to issuance beginning with item 2. below to Corporate Officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these Corporate Officers also share the risk of a decrease in the Company’s share price with shareholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Corporate Officers with further incentive for improving the operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is ¥1 per share.

2.	Terms pertaining to issuance of stock acquisition rights:

(1)	Maximum number of stock acquisition rights
Up to 158 stock acquisition rights as detailed in (3) below.

Furthermore, up to 15,800 shares of the Company’s common stock may be distributed due to the exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)  below, the number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as detailed above.

(2)	Amount to be paid for stock acquisition rights
No payment shall be required for the stock acquisition rights.

(3)	Details of stock acquisition rights
	Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 shares.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.
Post-adjustment “Number of shares granted” = Pre-adjustment “number of shares granted” X stock split or stock consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
‚	Method for calculating the amount to be invested when exercising each stock acquisition right
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”
ƒ	Exercise period for stock acquisition rights
The exercise period shall be from August 6, 2006 to August 5, 2026.
„	Other conditions for exercising stock acquisition rights

(a)
Holders of stock acquisition rights, excluding b. below, shall not be able to exercise stock acquisition rights in the period from August 6, 2006 to August 5, 2009, but are able to exercise stock acquisition rights after August 6, 2009.

(b)
Holders of stock acquisition rights shall be permitted to exercise stock acquisition rights until August 5, 2009 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated.

(i) In the event that a holder of stock acquisition rights loses his or her position as either Director or Corporate Auditor, or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition of employee will hereinafter be applicable in this resolution.)
Three years from the day after losing the position
(ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company.
A period of 15 days from the day following the approval date.
(c)
On or after August 6, 2009, in the event that a holder of stock acquisition rights loses his or her position as either a Director or Corporate Auditor, or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

…	Item concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.
(b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in a. above.
†	Restrictions on the acquisition of stock acquisition rights due to transfers
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.
‡	Provisions for the acquisition of stock acquisition rights
No provisions for the acquisition of stock acquisition rights are specified.
(4)	Authority to determine other matters concerning stock acquisition rights:

Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Fifth Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme
The Company cordially requests the shareholders’ approval for entrusting the issuance of stock acquisition rights to executive managers of the Company, and directors and executive managers of group companies as stock option scheme for a stock-linked compensation plan to the Board of Directors of the Company, pursuant to the regulations of Articles 236, 238 and 239 of the Corporate Law of Japan.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance explained beginning with item 2. below to executive managers of the Company, and directors and executive managers of group companies as a further incentive for contributing to the improvement of the Company’s consolidated operating results.

2.	Terms pertaining to issuance of stock acquisition rights:

(1)	Maximum number of stock acquisition rights:
Up to 1,200 stock acquisition rights as detailed in (3) below.

Furthermore, up to 120,000 shares of the Company’s common stock can be distributed due to the exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)1. below, the maximum number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as detailed above.

(2)	Amount to be paid for stock acquisition rights:
No payment shall be required for the stock acquisition rights.

(3)	Details of stock acquisition rights:
	Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 share.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment “Number of shares granted” = Pre-adjustment “number of shares granted” X stock split or stock consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
‚	Method for calculating the amount to be invested when exercising each stock acquisition right
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the “exercise price”) multiplied by the “number of shares granted.”
The exercise price shall be an amount which is the average of the closing price (regular way) of the Company’s common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter “allotment date”) of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.
However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.
In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:
Post-adjustment exercise price = Pre-adjustment exercise price X 1/stock split or stock consolidation ratio
In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a shareholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

		Number of	Number of shares		Amount paid
		shares issued +	newly issued	X	per share
Current market price

Post-adjustment Exercise Price	Pre-adjustment Exercise Price X	Number of shares issued	+	Number of new shares increased after stock split or new issuance

In the above formula, the “number of shares issued” shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of new shares issued” shall be read as “number of treasury stock disposed of.”
Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.
ƒ	Exercise period for stock acquisition rights
The exercise period shall be the period beginning August 1, 2008 and ending on July 31, 2012.
„	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by a half of the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising shall be rounded up to the nearest yen.
(b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a).
…	Restrictions on the acquisition of stock acquisition rights due to transfers
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.
†	Provisions for the acquisition of stock acquisition rights
If a meeting of shareholders of the Company approves a proposal of a merger agreement under which the Company is to be dissolved; a proposal for a corporate division agreement or plan under which the Company undergoes a split; or a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary of another company (or approval by a resolution of the Company’s Board of Directors where approval of the shareholders is not required), the Company may acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.
(4)	Others:
Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Sixth Item:	Election of seven (7) Directors
The terms of offices of all seven (7) Directors will expire at the closing of this Ordinary General Meeting of Shareholders. You are requested to elect seven (7) Directors.
Candidates for Directors are as follows:

Number of Shares
Candidate	Name	Resume, and Status as Other Company’s		of the Company
No.	(Date of Birth)	Representative, if any		Owned

1.	Hajime Sawabe	April 1964:	entered into the Company	9,000 shares
	(Jan. 9, 1942)	May 1991:	General Manager of European Div. of Recording Media Business Group of the Company
		June 1996:	Director & General Manager of Data Storage Components Business Group of the Company
		June 1998:	President & Representative Director of the Company (present post)

2.	Takehiro Kamigama	April 1981:	entered into the Company	800 shares
	(Jan. 12, 1958)	April 2001:	General Manager in charge of strategic technology of Recording Device Business Div. of the Company
		Oct. 2001:	General Manager of Head Business Group of the Company (present post)
		June 2002:	Corporate Officer of the Company
		June 2003:	Senior Vice President of the Company
		June 2004:	Director and Executive Vice President of the Company (present post)

3.	Jiro Iwasaki	April 1974:	entered into the Company	2,000 shares
	(Dec. 6, 1945)	June 1992:	General Manager of Corporate Planning Office of the Company
		June 1996:	Director and General Manager of Human Resources Dept. of the Company
		June 1998:	Managing Director of the Company General Manager of Recording Media & Systems Business Group of the Company
		June 2002:	Director & Senior Vice President of the Company (present post) General Manager of Administration Group of the Company (present post) in charge of Safety and Environment (present post)

4.	Shinji Yoko	April 1970:	entered into the Company	1,000 shares
	(Jan. 2, 1948)	Jan. 1994:	General Manager of European Sales Headquarters of Electronic Materials Sales & Marketing Dept. of the Company
		June 1998:	Director of the Company
		Jan. 1999:	Director, Deputy General Manager of Electronic Components Sales & Marketing Division of the Company
		April 2000:	Director, Deputy General Manager of General Manager of Electronic Components Sales & Marketing Division of the Company General Manager of High Frequency Components Department of the Company
		June 2002:	Director & Senior Vice President of the Company (present post) General Manager of Electronic Components Sales & Marketing Group of the Company (present post)

5.	Takeshi Nomura	April 1980:	entered into the Company	1,000 shares
	(Mar. 8, 1952)	June 1996:	General Manager of Material Research Center of the Company
		June 1998:	Director of the Company
		June 2002:	Director & Senior Vice President of the Company (present post)
		July 2002:	General Manager of Intellectual Properties Center (present post)
		Jan. 2004:	in charge of Technology General Manager of Technology Group of the Company
		April 2005:	General Manager of Ferrite & Magnet Products Business Group (present post)

6.	Yasuhiro Hagihara (Oct. 19, 1937)	April 1971:	registered as lawyer in Washington D.C. in the U.S.	0 share
		Aug. 1976:	joined Graham and James LLP in the U.S.
		Jan. 1979:	Partner of the said law firm
		July 2000:	Partner of Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho (present post)
		June 2002:	Director of the Company (present post)

7.	Seiji Enami	Jan. 1974:	entered into the Company	1,100 shares
	(Sep. 14, 1947)	April 1997:	General Manager of Corporate Planning Dept. of Recording Media Business Div. of the Company
		April 2000:	General Manager of Market Sales Dept. of Recording Media & Systems Div. of the Company
		April 2001:	General Manager of Finance & Accounting Dept. of Administration Group of the Company (present post)
		June 2004:	Corporate Officer of the Company (present post)
		June 2005:	Director of the Company (present post)

(Notes)
1.	None of the above seven (7) candidates has any special interests in the Company.

2.	Mr. Yasuhiro Hagihara is a candidate for an outside Director.
- End -
Map to Technical Center of TDK Corporation
(Translation omitted)